                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                          Medical Manager Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  58461C 10 3
                                  -----------
                                 (CUSIP Number)

                            Bradley D. Houser, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue
                              Miami, Florida 33131
                             Tel. No. (305) 374-5600

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 16, 1999
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]






                         (Continued on following pages)

                                  SCHEDULE 13D


CUSIP NO. 58461C 10 3                                PAGE 2 OF 27
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Michael A. Singer
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[X]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States of America
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        5,895,000
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          8,225,897(1)
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           5,895,000
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            5,895,000
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [X]


--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            26.3%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            IN
--------------------------------------------------------------------------------


         (1) The Reporting Persons (as defined herein) may be deemed to beneficially own 8,225,897 shares of common stock, par value $.01 per share (the "Common Stock"), of Medical Manager Corporation (the "Company"), representing approximately 36.7% of the outstanding shares of Common Stock (and shares of Common Stock issuable upon the exercise of certain options held by certain of the Reporting Persons) pursuant to a voting agreement as described in Items 3 and 4 of this Amendment (as defined herein). Each of the Reporting Persons disclaims beneficial ownership of those shares of Common Stock attributed to it pursuant to such voting agreement.

                                  SCHEDULE 13D


CUSIP NO. 58461C 10 3                                PAGE 3 OF 27
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            MAS 1997 Family Limited Partnership
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[X]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Texas
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        5,870,000
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          8,225,897(1)
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           5,870,000
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            5,870,000
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            26.2%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            PN
--------------------------------------------------------------------------------


         (1) The Reporting Persons may be deemed to beneficially own 8,225,897 shares of Common Stock of the Company, representing approximately 36.7% of the outstanding shares of Common Stock (and shares of Common Stock issuable upon the exercise of certain options held by certain of the Reporting Persons) pursuant to a voting agreement as described in Items 3 and 4 of this Amendment. Each of the Reporting Persons disclaims beneficial ownership of those shares of Common Stock attributed to it pursuant to such voting agreement.

                                  SCHEDULE 13D


CUSIP NO. 58461C 10 3                                PAGE 4 OF 27
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            MAS 1997 Manager, Inc.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[X]

    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Texas
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        5,870,000
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          8,225,897(1)
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           5,870,000
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            5,870,000
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            26.2%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
--------------------------------------------------------------------------------


         (1) The Reporting Persons may be deemed to beneficially own 8,225,897 shares of Common Stock of the Company, representing approximately 36.7% of the outstanding shares of Common Stock (and shares of Common Stock issuable upon the exercise of certain options held by certain of the Reporting Persons) pursuant to a voting agreement as described in Items 3 and 4 of this Amendment. Each of the Reporting Persons disclaims beneficial ownership of those shares of Common Stock attributed to it pursuant to such voting agreement.

                                  SCHEDULE 13D


CUSIP NO. 58461C 10 3                                PAGE 5 OF 27
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Richard W. Mehrlich
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[X]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States of America
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        1,812,783
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          8,225,897 (1)
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           1,812,783
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,812,783
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [X]


--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            8.1%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            IN
--------------------------------------------------------------------------------

         (1) The Reporting Persons may be deemed to beneficially own 8,225,897 shares of Common Stock of the Company, representing approximately 36.7% of the outstanding shares of Common Stock (and shares of Common Stock issuable upon the exercise of certain options held by certain of the Reporting Persons) pursuant to a voting agreement as described in Items 3 and 4 of this Amendment. Each of the Reporting Persons disclaims beneficial ownership of those shares of Common Stock attributed to it pursuant to such voting agreement.

                                  SCHEDULE 13D


CUSIP NO. 58461C 10 3                                PAGE 6 OF 27
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Professional Management Systems, Inc.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[X]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Illinois
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        63,914
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          8,225,897 (1)
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           63,914
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            63,914
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [X]


--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.3%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
--------------------------------------------------------------------------------

         (1) The Reporting Persons may be deemed to beneficially own 8,225,897 shares of Common Stock of the Company, representing approximately 36.7% of the outstanding shares of Common Stock (and shares of Common Stock issuable upon the exercise of certain options held by certain of the Reporting Persons) pursuant to a voting agreement as described in Items 3 and 4 of this Amendment. Each of the Reporting Persons disclaims beneficial ownership of those shares of Common Stock attributed to it pursuant to such voting agreement.

                                  SCHEDULE 13D


CUSIP NO. 58461C 10 3                                PAGE 7 OF 27
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            John H. Kang
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[X]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States of America
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        518,114
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          8,225,897 (1)
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           518,114
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            518,114
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            2.3%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            IN
--------------------------------------------------------------------------------



         (1) The Reporting Persons may be deemed to beneficially own 8,225,897 shares of Common Stock of the Company, representing approximately 36.7% of the outstanding shares of Common Stock (and shares of Common Stock issuable upon the exercise of certain options held by certain of the Reporting Persons) pursuant to a voting agreement as described in Items 3 and 4 of this Amendment. Each of the Reporting Persons disclaims beneficial ownership of those shares of Common Stock attributed to it pursuant to such voting agreement.

                                                      PAGE 8 of 27
                                                      --------------------------


ITEM 1.           SECURITY AND ISSUER.

                  This Amendment No. 2 to Schedule 13D ("Amendment") relates to the common stock, par value $.01 per share (the "Common Stock"), of Medical Manager Corporation, a Delaware corporation (the "Company"). The Company is a leading provider of comprehensive physician practice management systems to providers of health care services in the United States and is headquartered at 3001 North Rocky Point Drive East, Suite 400, Tampa, Florida 33607.

                  This Amendment amends in its entirety the Amendment No. 1 to
Schedule 13D filed on or about May 11, 1998, by and on behalf of Michael A. Singer ("Singer"), MAS 1997 Family Limited Partnership, a Texas limited partnership ("MFLP"), and MAS 1997 Manager, Inc., a Texas corporation ("MMI" and, together with Singer and MFLP, the "Singer Reporting Persons"), with respect to their ownership of the Common Stock of the Company.

                  This Amendment also amends on Schedule 13D the Amendment No. 1 on Schedule 13G filed on or about May 11, 1998, by and on behalf of Richard W. Mehrlich ("Mehrlich") with respect to his ownership of Common Stock of the Company. This Amendment serves as an initial Schedule 13D for Professional Management Systems, Inc., an Illinois corporation ("PMSI" and, together with Mehrlich, the "Mehrlich Reporting Persons"), with respect to its ownership of the Common Stock of the Company.

                  This Amendment also serves as an initial Schedule 13D for John
J. Kang ("Kang") with respect to his ownership of the Common Stock of the Company.

                  As indicated in Item 2, the Singer Reporting Persons, the Mehrlich Reporting Persons and Kang have formed a group (the "13D Group") for the purposes of the filing requirements of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The Singer Reporting Persons, the Mehrlich Reporting Persons and Kang are sometimes collectively referred to herein as the "Reporting Persons."

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Amendment is being filed jointly by the Reporting Persons as a group pursuant to Rule 13d-1(k)(1) and (2).

                  Mr. Singer's business address is 15151 N.W. 99th St., Alachua, Florida 32615 and the business address of MFLP and MMI is 8989 Westheimer Street, Suite 228E, Houston, Texas 77063. Mr. Singer's principal occupation is Chairman of the Board and Chief Executive Officer of the Company. Mr. Singer is also the sole shareholder, executive officer and director of MMI and the sole limited partner of MFLP. MMI's principal business is to serve as the sole general partner of MFLP. MFLP's principal business is to make, hold, and manage certain of Mr. Singer's investments in publicly-traded and other companies. Mr. Singer is a citizen of the United States of America.

                  Mr. Mehrlich's and PMSI's business address is 3001 N. Rocky Point Drive East, Suite 400, Tampa, Florida 33607. Mr. Mehrlich is a director of the Company and a citizen of the United States of America. Mr. Mehrlich is also the majority shareholder, an executive officer and a director of PMSI. PMSI's principal business is to hold Mr. Mehrlich's investment in the Company.

                  Mr. Kang's business address is 3001 N. Rocky Point Drive East, Suite 400, Tampa, Florida 33607. Mr. Kang is President of the Company and a citizen of the United States of America.

                                                      PAGE 9 of 27
                                                      --------------------------


                  None of the Reporting Persons has, during the last five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS
                  OR OTHER CONSIDERATION.

                  In February 1997, in connection with the closing of the Company's initial public offering and certain mergers related thereto, Mr. Singer received, as partial consideration for his interests in the merged companies, 6,370,000 shares of the Common Stock of the Company. On May 1, 1997, Mr. Singer purchased 25,000 shares of Common Stock for cash and transferred such shares into a limited partnership and a trust for the benefit of certain members of his family. On December 30, 1997, Mr. Singer transferred 63,700 shares of Common Stock to MMI as a capital contribution. On December 30, 1997 MMI transferred 63,700 shares of Common Stock to MFLP as a capital contribution. On December 30, 1997, Mr. Singer transferred 6,306,300 shares of Common Stock to MFLP as a capital contribution. On April 23, 1998, Mr. Singer, indirectly through MFLP, sold 500,000 shares of Common Stock in an underwritten public offering conducted by the Company.

                  In February 1997, in connection with the closing of the Company's initial public offering and certain mergers related thereto, Mr. Mehrlich received, as partial consideration for his interests in the merged companies, 2,210,000 shares of Common Stock of the Company. On September 10, 1997, Mr. Mehrlich gifted 50,000 shares of Common Stock of the Company to a third party. On September 10, 1997, PMSI, a company of which Mr. Mehrlich is the majority stockholder, acquired 69,364 shares of Common Stock of the Company as partial consideration in connection with the acquisition of substantially all of the assets of PMSI by the Company (5,450 of such shares were subsequently transferred by PMSI to a third party). On April 23, 1998, Mr. Mehrlich sold 500,000 shares of Common Stock in an underwritten public offering conducted by the Company. During the Company's fiscal year ended December 31, 1998, Mr. Mehrlich was granted stock options to purchase 7,000 shares of Common Stock at an exercise price of $29.00 per share under the Company's Amended and Restated 1996 Non-Employee Directors' Stock Plan. Such options fully vest on June 9, 1999.

                  In February 1997, in connection with the closing of the Company's initial public offering and certain mergers related thereto, Mr. Kang received, as consideration for his interests in the merged companies, 490,614 shares of Common Stock. On April 29, 1997, Mr. Kang acquired 25,000 shares of Common Stock of the Company at a price of $8.875 per share. During the Company's fiscal year ended December 31, 1998, Mr. Kang was granted stock options to purchase 10,000 shares of Common Stock at an exercise price of $17.875 per share under the Company's 1996 Long-Term Incentive Plan. Options to purchase 2,500 shares of Common Stock are currently exercisable by Mr. Kang.

                  This Amendment is filed as a result of the execution of a Voting Agreement (the "Voting Agreement"), dated as of May 16, 1999, by Messrs. Singer, Mehrlich and Kang (collectively, the "Stockholders"), to and for the benefit of Synetic, Inc. ("Synetic"). No payments are required to be made by the Reporting Persons in connection with the Voting Agreement.

                                                      PAGE 10 of 27
                                                      --------------------------


ITEM 4.           PURPOSE OF TRANSACTION.

                  The Voting Agreement was entered into in connection with the execution of an Agreement and Plan of Merger dated as of May 16, 1999 (the "Merger Agreement"), among Synetic, Marlin Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Synetic ("Marlin"), and the Company, as an inducement and a condition to Synetic's and Marlin's entering into the Merger Agreement.

                  Pursuant to the Merger Agreement, Marlin will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. Upon completion of the Merger, the combined company will change its name to Medical Manager Corporation. The Merger Agreement provides that each share of Common Stock outstanding immediately prior to the Merger will be converted into 0.625 shares of common stock of Synetic, subject to a collar mechanism, upon the consummation of the Merger. The consummation of the Merger is subject to approval by the Company's and Synetic's shareholders, qualification for pooling-of-interests accounting treatment, reorganization tax treatment, the receipt of certain regulatory approvals, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and certain other closing conditions.

                  Pursuant to the Voting Agreement, each of the Stockholders agrees, among other things, that at any meeting of the stockholders of the Company, and in any action by written consent of the stockholders of the Company, that it will vote all of its respective shares of Common Stock (a) in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, (b) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions to the Merger Agreement not being fulfilled and (c) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of the Company (or any class thereof). The Voting Agreement provides that it shall not limit or affect in any way of the rights of the Stockholders with respect to the election of directors of the Company. In addition, under the Voting Agreement, each of the Stockholders constitutes and appoints Synetic, or any nominee of Synetic, with full power of substitution, as its irrevocable proxy and attorney-in-fact to vote its respective shares of Common Stock in the manner described above in the event it fails to comply with the obligations described above.

                  Pursuant to the Voting Agreement, each of the Stockholders agrees that it will not, nor will it authorize or permit any of its agents and representatives, other than in accordance with the Merger Agreement, to, directly or indirectly (a) initiate, solicit, negotiate or encourage (including by way of furnishing information) or take any other action to facilitate any inquiries, offers or proposals that constitute, or could reasonably be expected to lead to a Competing Transaction (as such term is defined in the Merger Agreement), (b) agree to or recommend any Competing Transaction, or (c) engage in negotiations or discussions with any third party concerning, or provide any non-public information to any person or entity relating to, any Competing Transaction. Each of the Stockholders further agrees in the Voting Agreement to promptly notify Synetic after receipt of any Competing Proposal (as such term is defined in the Voting Agreement) or any indication of interest or request for information relating to the Company or its subsidiaries in connection with a Competing Proposal that its receives in its capacity as a Stockholder of the Company.

         The Voting Agreement shall terminate upon the earliest to occur of (a) the Effective Time (as such term is defined in the Merger Agreement) or (b) the termination of the Merger Agreement in accordance with the terms thereof.

                                                      PAGE 11 of 27
                                                      --------------------------



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) and (b) Immediately prior to the execution of the Voting Agreement, Mr. Singer was deemed to own beneficially 5,895,000 shares of Common Stock of the Company (which includes 5,870,000 shares of Common Stock beneficially owned by MFLP described below), representing approximately 26.3% of the outstanding shares of Common Stock of the Company, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 22,376,240 shares of Common Stock issued and outstanding as of May 14, 1999). At such time, Mr. Singer had the sole power to vote and the sole power to dispose of the 5,895,000 shares of Common Stock which he was deemed to own beneficially.

                  Immediately prior to the execution of the Voting Agreement, MFLP was deemed to own beneficially 5,870,000 shares of Common Stock of the Company, representing approximately 26.2% of the outstanding shares of Common Stock of the Company, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 22,376,240 shares of Common Stock issued and outstanding as of May 14, 1999). At such time, MFLP had the sole power to vote and the sole power to dispose of the 5,870,000 shares of Common Stock which it was deemed to own beneficially.

                  Immediately prior to the execution of the Voting Agreement, MMI was deemed to own beneficially the 5,870,000 shares of Common Stock of the Company, beneficially owned by MFLP as described above, representing approximately 26.2% of the outstanding shares of Common Stock of the Company, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 22,376,240 shares of Common Stock issued and outstanding as of May 14, 1999). At such time, MMI had the sole power to vote and the sole power to dispose of the 5,870,000 shares of Common Stock which it was deemed to own beneficially.

                  Subject to the last paragraph of this Item 5(a) and (b), pursuant to the Voting Agreement and solely with respect to the proposed Merger, the Singer Reporting Persons may be deemed to share voting power with respect to an aggregate of 8,225,897 shares of Common Stock of the Company, representing approximately 36.7% of the outstanding shares of Common Stock of the Company as of May 14, 1999, plus the 9,500 shares of Common Stock issuable upon the exercise of options exercisable within 60 days by the Stockholders.

                  Immediately prior to the execution of the Voting Agreement, Mr. Mehrlich was deemed to own beneficially 1,812,783 shares of Common Stock of the Company (including 7,000 shares of Common Stock issuable upon the exercise of options which are exercisable within 60 days and 81,869 shares held by Mr. Mehrlich's spouse), representing approximately 8.1% of the outstanding shares of Common Stock of the Company, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 22,376,240 shares of Common Stock issued and outstanding as of May 14, 1999, plus the 7,000 shares of Common Stock issuable upon the exercise of the options which are exercisable within 60 days). At such time, Mr. Mehrlich had the sole power to vote and the sole power to dispose of the 1,812,783 shares of Common Stock which he was deemed to own beneficially.

                  Immediately prior to the execution of the Voting Agreement, PMSI was deemed to own beneficially 63,914 shares of Common Stock of the Company, representing approximately 0.3% of the outstanding shares of Common Stock of the Company (based on 22,376,240 shares of Common Stock issued and outstanding as of May 14, 1999). At such time, PMSI had the sole power to vote and the sole power to dispose of the 63,914 shares of Common Stock which it was deemed to own beneficially.

                  Subject to the last paragraph of this Item 5(a) and (b), pursuant to the Voting Agreement and solely with respect to the proposed Merger, the Mehrlich Reporting Persons may be deemed to share voting power with respect to an aggregate of 8,225,897 shares of Common Stock of the Company, representing approximately 36.7% of the outstanding shares of Common Stock of the Company as of May 14, 1999, plus the 9,500 shares of Common Stock issuable upon the exercise of options exercisable within 60 days by the Stockholders.

                                                      Page 12 of 27
                                                      --------------------------


                  Immediately prior to the execution of the Voting Agreement, Mr. Kang was deemed to own beneficially 518,114 shares of Common Stock of the Company (including 2,500 shares of Common Stock issuable upon the exercise of immediately exercisable options), representing approximately 2.3% of the outstanding shares of Common Stock of the Company, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 22,376,240 shares of Common Stock issued and outstanding as of May 14, 1999, plus the 2,500 shares of Common Stock issuable upon the exercise of immediately exercisable options). At such time, Mr. Kang had the sole power to vote and the sole power to dispose of the 518,114 shares of Common Stock which he was deemed to own beneficially. Subject to the last paragraph of this Item 5(a) and (b), pursuant to the Voting Agreement and solely with respect to the proposed Merger, Mr. Kang may be deemed to share voting power with respect to an aggregate of 8,225,897 shares of Common Stock of the Company, representing approximately 36.7% of the outstanding shares of Common Stock of the Company as of May 14, 1999, plus the 9,500 shares of Common Stock issuable upon the exercise of options exercisable within 60 days by the Stockholders.

                  Each of the Reporting Persons hereby expressly disclaims beneficial ownership over the shares of the Common Stock of the Company reported herein but held by the other Reporting Persons as disclosed in this Item 5(a) and (b) (including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any such shares).

                  This Amendment reports the Reporting Persons' shared voting power with respect to the Common Stock. Such Reporting Persons do not share dispositive power with respect to the Common Stock.

                  (c) Except with respect to the transfer of shares of Common Stock described herein and set forth in the Voting Agreement and the Merger Agreement, there have been no other transactions in any securities of the Company affected by any of the Reporting Persons during the past 60 days.

                  (d) To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company reported by this Amendment.

                  (e) Paragraph (e) of Item 5 is not applicable.

                                                      PAGE 13 of 27
                                                      --------------------------




ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as described herein, none of the Reporting Persons are a party to any contracts, arrangements, understandings or relationships with any person with respect to securities of the Issuer.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1 Joint Filing Agreement, dated May 27, 1999, by and among the Reporting Persons.

                  Exhibit 2 Voting Agreement, dated as of May 16, 1999, by the Stockholders, to and for the benefit of Synetic.

                                                      PAGE 14 of 27
                                                      --------------------------


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ Michael A. Singer
                                   ---------------------------------------------
                                   Michael A. Singer



Dated: June 1, 1999

                                                      PAGE 15 of 27
                                                      --------------------------


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MAS 1997 Family Limited Partnership



                                   By:  MAS 1997 Manager, Inc., a general
                                        partner


                                   By: /s/ Michael A. Singer
                                       ----------------------------------------
                                       Michael A. Singer
                                       President


Dated:  June 1, 1999

                                                      PAGE 16 of 27
                                                      --------------------------


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   MAS 1997 Manager, Inc.



                                   By: /s/ Michael A. Singer
                                       -----------------------------------------
                                       Michael A. Singer
                                       President


Dated:  June 1, 1999

                                                      PAGE 17 of 27
                                                      --------------------------


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ Richard W. Mehrlich
                                   ---------------------------------------------
                                   Richard W. Mehrlich



Dated: June 1, 1999

                                                      PAGE 18 of 27
                                                      --------------------------


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Professional Management Systems, Inc.



                                   By: /s/ Richard W. Mehrlich
                                       -----------------------------------------
                                       Richard W. Mehrlich
                                       President


Dated: June 1, 1999

                                                      PAGE 19 of 27
                                                      --------------------------


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                       /s/ John H. Kang
                                       ----------------------------------------
                                       John H. Kang


Dated:  June 1, 1999

                                                      PAGE 20 of 27
                                                      --------------------------


                                                                      EXHIBIT 1


                                   AGREEMENT

                    RESPECTING JOINT FILING OF SCHEDULE 13D

         The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D reporting each of the undersigned's ownership of shares of the common stock, par value $.01 per share, of Medical Manager Corporation, a Delaware corporation, and hereby affirm that such
Schedule 13D is being filed on behalf of each of the undersigned. The undersigned are entering into this Joint Filing Agreement as a result of being parties to, directly or indirectly, that certain Voting Agreement to and for the benefit of Synetic, Inc. dated as of May 16, 1999. In the event the Voting Agreement terminates, then this Joint Filing Agreement shall also terminate.

         IN WITNESS THEREOF this Joint Filing Agreement may be executed on one or more counterparts, each of which shall be deemed an original for all purposes and all of which together shall constitute one and the same Joint Filing Agreement, and this Joint Filing Agreement may be effected by a written facsimile of each party.

Dated: June 1, 1999.


                                    /s/ Michael A. Singer
                                    ------------------------------------



                                    MAS 1997 FAMILY LIMITED PARTNERSHIP


                                    By: MAS 1997 MANAGER, INC.,
                                        a general partner



                                    By: /s/ Michael A. Singer
                                        -------------------------------------
                                        Michael A. Singer
                                        President



                                    MAS 1997 MANAGER, INC.


                                    By: /s/ Michael A. Singer
                                        -------------------------------------
                                        Michael A. Singer
                                        President


                                    /s/ Richard W. Mehrlich
                                    -------------------------------------
                                    Richard W. Mehrlich


                                    Professional Management Systems, Inc.


                                    By: /s/ Richard W. Mehrlich
                                        ------------------------------------
                                        Richard W. Mehrlich
                                        President


                                    /s/ John H. Kang
                                    -------------------------------------
                                    John H. Kang

                                                      PAGE 21 of 27
                                                      --------------------------


                                                                     EXHIBIT 2


                                VOTING AGREEMENT

                  VOTING AGREEMENT, dated as of May 16, 1999 (this "AGREEMENT"), by the parties identified on SCHEDULE A hereto (each, a "STOCKHOLDER" and collectively, the "STOCKHOLDERS"), to and for the benefit of Synetic, Inc., a Delaware corporation ("SYNETIC").

                  WHEREAS, as of the date hereof, each of the Stockholders owns of record and beneficially or has the power to vote the number of shares of common stock (the "MEDICAL MANAGER COMMON STOCK"), par value $.01 per share, of Medical Manager Corporation, a Delaware corporation ("MEDICAL MANAGER") set forth opposite such Stockholder's name on SCHEDULE A hereto (such shares, together with any shares of Medical Manager Common Stock acquired by the Stockholders prior to the termination of this Agreement being referred to herein as the "SHARES");

                  WHEREAS, concurrently with the execution of this Agreement, Synetic, MARLIN MERGER SUB, a Delaware corporation and wholly-owned subsidiary of Synetic ("MERGER SUB"), and Medical Manager are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "MERGER AGREEMENT"; capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Merger Agreement), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into Medical Manager (the "MERGER"); and

                  WHEREAS, as a condition to the willingness of Medical Manager, Synetic and Merger Sub to enter into the Merger Agreement, Synetic has requested the Stockholders to agree, and in order to induce Synetic and Merger Sub to enter into the Merger Agreement, the Stockholders are willing to agree to vote in favor of adopting the Merger Agreement and approving the Merger, upon the terms and subject to the conditions set forth herein.

                  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree, severally and not jointly, as follows:

                  Section 1. VOTING OF SHARES. Until the termination of this Agreement in accordance with the terms hereof, each Stockholder hereby agrees that, at the Medical Manager Stockholders' Meeting or any other meeting of the stockholders of Medical Manager, however called, and in any action by written consent of the stockholders of Medical Manager, each Stockholder will vote all of its respective Shares (a) in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, (b) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Medical Manager under the Merger Agreement or which would result in any of the conditions to the Merger Agreement not being fulfilled and (c) in favor of any other matter necessary to the consummation of the

                                                      PAGE 22 of 27
                                                      --------------------------



transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of Medical Manager (or any class thereof). In addition, each Stockholder agrees that it will, upon request by Synetic, furnish written confirmation, in form and substance reasonably acceptable to Synetic, of such Stockholder's vote in favor of the Merger Agreement and the Merger. Each Stockholder acknowledges receipt and review of a copy of the Merger Agreement. Notwithstanding the foregoing, this Agreement shall not limit or affect in any way any Stockholder's rights with respect to the election of directors of Medical Manager.

                  Section 2. PROXY. Each Stockholder, by this Agreement, does hereby constitute and appoint Synetic, or any nominee of Synetic, with full power of substitution, as such Stockholder's irrevocable proxy and attorney-in-fact to vote the Shares as indicated in SECTION 1 in the event such Stockholder fails to comply with its obligations under such section. Each Stockholder intends this proxy to be irrevocable and coupled with an interest and will take such further action and execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by it with respect to its Shares.

                  Section 3. TRANSFER OF SHARES. Each Stockholder represents and warrants that it has no present intention of taking action to, prior to the termination of this Agreement in accordance with the terms hereof, and shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of law), pledge, encumber or otherwise dispose of any of the Shares, (b) deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or grant any proxy or power of attorney with respect thereto which is inconsistent with this Agreement or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by operation of law) or other disposition of any Shares.

                  Section 4. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. Each Stockholder hereby represents and warrants to Synetic with respect to itself and its ownership of its Shares as follows:

                  (a) Such Stockholder has all legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

                  (b) Such Stockholder is the record or beneficial owner of its Shares and is the lawful owner of such Shares free and clear of any liens, claims, charges, encumbrances or voting agreements and commitments of every kind, other than this Agreement. Such Stockholder does not own or hold any rights to acquire any additional Shares or other securities of Medical Manager or any interest therein or any voting rights with respect to any additional Shares or any other securities of Medical Manager.

                  (c) This Agreement has been duly executed and delivered by such Stockholder.

                                                      PAGE 23 of 27
                                                      --------------------------


                  (d) This Agreement constitutes the valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency or other similar requirements of Law affecting the enforcement of creditor's rights generally and by general principles of equity.

                  Section 5. NO SOLICITATION. Each Stockholder agrees that it will not, nor will it authorize or permit any of its agents and representatives, other than in accordance with the Merger Agreement, to, directly or indirectly, (a) initiate, solicit, negotiate or encourage (including by way of furnishing information) or take any other action to facilitate any inquiries, offers or proposals that constitute, or could reasonably be expected to lead to a Competing Transaction, (b) agree to or recommend any Competing Transaction, or (c) engage in negotiations or discussions with any third party concerning, or provide any non-public information to any person or entity relating to, any Competing Transaction. From and after the execution of this Agreement, each Stockholder shall promptly (but in any event within 24 hours) notify Synetic after receipt of any unsolicited inquiries, offers or proposals with respect to a potential or proposed Competing Transaction (a "COMPETING PROPOSAL") or any indication of interest or request for information relating to Medical Manager or its subsidiaries in connection with a Competing Proposal that such Stockholder receives in its capacity as a Stockholder of Medical Manager. Such notice to Synetic shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. Notwithstanding anything to the contrary in the foregoing, nothing herein shall restrict or otherwise limit any of the Stockholders from performing their fiduciary obligations solely in their capacity as directors of Medical Manager.

                  Section 6. TERMINATION. This Agreement shall terminate upon the earliest to occur of (i) the Effective Time or (ii) the termination of the Merger Agreement in accordance with the terms thereof; PROVIDED that the provisions of Sections 7 and 8 of this Agreement shall survive any termination of this Agreement; and PROVIDED FURTHER that no such termination shall relieve any party of liability for a breach hereof prior to termination.

                  Section 7. SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

                  Section 8.  MISCELLANEOUS.

                  (a) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly made or given upon receipt) by delivery in person, by facsimile, by courier service or by registered or certified mail (postage prepaid, return receipt requested) to

                                                      PAGE 24 of 27
                                                      --------------------------


         the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance herewith):

                           if to Synetic:

                           Synetic, Inc.
                           669 River Drive
                           Elmwood Park, New Jersey  07407
                           Attention:  Charles A. Mele, Esq.
                           Facsimile:  (201) 703-3401

                           with a copy to:

                           Shearman & Sterling
                           599 Lexington Avenue
                           New York, New York  10022

                           Attention:  Creighton O'M. Condon, Esq.
                           Facsimile:  (212) 848-7179

                           if to Stockholders:

                           At the address set forth opposite such Stockholder's name on SCHEDULE A with a copy to:

                           Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue, 28th Floor
                           Miami, Florida  33131
                           Attention:  Stephen K. Roddenberry, Esq.
                           Facsimile:  (305) 374-5095

                  (b) This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties with respect thereto. This Agreement may not be amended, modified or rescinded except by an instrument in writing signed by each of the parties hereto.

                  (c) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to

                                                      PAGE 25 of 27
                                                      --------------------------


         effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

                  (d) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, PROVIDED that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement (except as set forth herein) without the prior written consent of the other parties hereto.

                  (e) This Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the State of Delaware and the United States District Court for the State of Delaware.

                  (f) This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

                                                      PAGE 26 of 27
                                                      --------------------------



                  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above.



                                              /s/ Michael A. Singer
                                              ---------------------------------
                                              Michael A. Singer



                                              /s/ John H. Kang
                                              ---------------------------------
                                              John H. Kang



                                              /s/ Richard W. Mehrlich
                                              ---------------------------------
                                              Richard W. Mehrlich


Agreed and Acknowledged:

SYNETIC, INC., a Delaware corporation


/s/ James R. Love
---------------------------------------
By:  James R. Love
Its: Chief Financial Officer

                                                      PAGE 27 of 27
                                                      --------------------------





                                   SCHEDULE A

                                  STOCKHOLDERS


                                                                                          Number of Shares of
                                                                                         Medical Manager Common
                                                                                                 Stock
                                                                                                Owned of
        Name of Stockholder                    Address                                   Record and Beneficially
        -------------------                    -------                                   -----------------------
1.    Michael A. Singer              c/o Medical Manager Corporation                            5,895,000
                                     3001 N. Rocky Point Drive East,
                                     Suite 400
                                     Facsimile: (813) 289-6420

2.   John H. Kang                    c/o Medical Manager Corporation                             518,114
                                     3001 N. Rocky Point Drive East,
                                     Suite 400
                                     Facsimile: (813) 289-6420

3.    Richard W. Mehrlich            c/o Medical Manager Corporation                            1,812,783
                                     3001 N. Rocky Point Drive East,
                                     Suite 400
                                     Facsimile: (813) 289-6420

